FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF – AGM 2019 Official Calling and Proposals	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

RELEVANT INFORMATION

The Board of Directors of TELEFÓNICA, S.A has resolved to call the Annual General Shareholders’ Meeting to be held in Madrid, at the Recintos Feriales of IFEMA (Feria de Madrid) of the Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 12, at 11:00 a.m., on June 7, 2019 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby called on June 6, 2019 at the same place and time.
To this end, the following documents are hereby enclosed to this report:

•	Full text of the official calling.

•	Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.
These proposals and the additional information (detailed in the official calling) are available to shareholders at the Company’s registered office so that they can exercise their right of information. Additionally, these documents are accessible on-line via the Company’s website: www.telefonica.com.

Madrid, April 24, 2019.

TELEFÓNICA, S.A. Ordinary General Shareholders’ Meeting By resolution of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the Recintos Feriales de IFEMA (Feria de Madrid), Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 12, at 11:00 a.m. on June 7, 2019 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby scheduled for June 6, 2019 at the same place and time, in order to deliberate and decide upon the matters included in the following AGENDA I. Individual and consolidated Annual Accounts, consolidated non-financial information and management of the Board of Directors of Telefónica, S.A. during fiscal year 2018. I.1 Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2018. I.2 Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2018 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year. I.3 Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2018. II. Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2018. III. Shareholder compensation. Distribution of dividends with a charge to unrestricted reserves. IV. Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting. V. Consultative vote on the 2018 Annual Report on Directors’ Remuneration. SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING Shareholders representing at least three percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, 1 including one or more items on the Agenda, provided the request is accompanied by the rationale therefor or, if appropriate, by a well-founded proposed resolution. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Secretary of the Board of Directors) within five days of the publication of this call to meeting. In addition, and as provided in Section 519 of the Companies Act, shareholders representing at least three percent of the share capital may, within five days following publication of this announcement of the call to meeting, submit well-founded proposed resolutions on matters that have already been included or that must be included in the Agenda. RIGHT TO RECEIVE INFORMATION In connection with Items I, II, and V on the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents: − Individual and consolidated Annual Accounts of Telefónica, S.A. and the proposed allocation of profits/losses, all for fiscal year 2018. − Individual and consolidated Management Reports of Telefónica, S.A. for fiscal year 2018. − Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2018, which forms a part of the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year. − Audit Reports on the individual and consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2018. − Annual Report on the Remuneration of Directors of Telefónica, S.A., which is submitted to a consultative vote under item V of the Agenda. Pursuant to Sections 197 and 520 of the Companies Act, the shareholders may, until the fifth day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s corporate website (www.telefonica.com) for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Office of the Shareholder (Oficina del Accionista), request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since June 8, 2018, i.e., the date on which the last General Shareholders’ Meeting was held, or regarding the Auditor’s reports mentioned above. 2

Regardless of the right to receive information referred to above, following the date of publication of the announcement of the call to meeting, the following documents and information, among others, will be available on the Company’s corporate website www.telefonica.com: - This announcement of the call to meeting. - The total number of shares and voting rights on the date of the call to meeting. - The Individual Annual Accounts, the Management Report and the Auditor’s Report for fiscal year 2018, as well as the Consolidated Annual Accounts, the Management Report of the Group (which includes the Statement of Non-financial Information of the Group) and the Auditor’s Report for such fiscal year. - The full text of the resolutions proposed regarding each of the items on the Agenda. - The form of proxy-granting or distance voting card. - The Annual Report on the Remuneration of Directors of Telefónica, S.A. - The Annual Corporate Governance Report for fiscal year 2018. - The current text of the By-Laws. - The current text of the Regulations for the General Shareholders’ Meeting. - The current text of the Regulations of the Board of Directors. - The Auditor’s independence Report. - The Reports on the Operation of the Audit and Control Committee and of the Nominating, Compensation and Corporate Governance Committee. - The Audit and Control Committee Report on related-party transactions. RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by the Company or by any of the depositaries participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), or by any other means allowed under applicable law. Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the direction of the vote. Unless expressly stated otherwise by the shareholder granting the proxy, it shall be understood that the proxy-holder is specifically instructed to vote in favor of the proposed 3 resolutions submitted by the Board of Directors regarding the matters on the Agenda, and against the resolution in question in relation to any matters that are not included in the Agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders' Meeting. If the proxy-granting document does not set forth a specific person to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chairman of the General Shareholders’ Meeting. In the event that the appointed representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, that are submitted to the shareholders at the General Shareholders’ Meeting, and the shareholder has not given specific voting instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting. Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation, such that they reach the required number of shares, and grant a written proxy to one of such shareholders. The Company will enable appropriate means to facilitate the access to the venue of the General Meeting to the attendees with reduced mobility. Also, there will be a sign language interpreter and a magnetic loop system to facilitate the monitoring of the development of the General Meeting by persons with hearing impairment. PROXY-GRANTING AND VOTING BY MEANS OF LONG-DISTANCE COMMUNICATION Pursuant to Articles 20 and 25 of the By-Laws and 13 and 22 of the Regulations for the General Shareholders’ Meeting and to the resolution adopted by the Board of Directors as permitted by the aforementioned provisions, the exercise of proxy representation and voting rights by means of long-distance communication shall be governed by the following provisions: 1.- Proxy-granting or voting prior to the General Shareholders’ Meeting by electronic means. Shareholders wishing to grant a proxy or to cast their vote by electronic means prior to the holding of the General Shareholders’ Meeting must access the “2019 General Shareholders’ Meeting/Proxy-granting and Voting by Electronic Means” section available on the Company’s corporate website (www.telefonica.com) (the “Website”) and follow the instructions to grant a proxy or to exercise their right to vote prior to the General Shareholders’ Meeting that are specified therein. To such end, shareholders must provide evidence of their identity on the software provided for such purpose on the above-mentioned Website by means of: (i) the 4

Electronic National Identity Document, or (ii) a recognized, valid and current electronic user certificate, as provided in Electronic Signature Act 59/2003, of December 19, issued by the Spanish Public Certification Body (CERES), a division of the Fábrica Nacional de Moneda y Timbre (Spanish Royal Mint). The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the proxy-granting and the vote. 2.- Proxy-granting or voting prior to the General Shareholders’ Meeting by postal correspondence. Shareholders wishing to grant a proxy or to cast their vote by postal correspondence may complete and sign the proxy-granting or distance voting card prepared by the Company and send it to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid). A shareholder may also grant a proxy or vote through cards issued by depositaries. In this case, the shareholder must complete the items relating to proxy- granting or distance voting, if any, on the card issued by the depositary, and send it by postal correspondence to the Company, to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid). Shareholders that are legal entities must send to the Company a photocopy of a power of attorney with sufficient powers, evidencing the authority of the individual signing the proxy-granting or distance voting card in the name of the legal entity. If a proxy is granted to a person other than one of the members of the Board of Directors, a copy of the proxy-granting card must be sent to the proxy-holder for delivery at the entry doors to the premises on the day of the General Shareholders’ Meeting. Should they wish to revoke the proxy granted, shareholders must contact the Company, at the Office of the Shareholder (phone no.: 900 111 004) before midnight on June 3, 2019. Shareholders may obtain the Company’s proxy-granting or distance voting card by downloading and printing it from the Website, by picking it up at the registered office of the Company, or by requesting the Office of the Shareholder (telephone 900 111 004 / e-mail: accion.telefonica@telefonica.com) to send it without charge. 3.- Provisions common to the exercise of proxy-granting or voting rights by means of long- distance communication. a) Deadline for receipt by the Company and verification of shareholder status. In order to be valid, both the proxies granted and the votes cast prior to the General Shareholders’ Meeting by means of long-distance communication (whether by electronic means or by postal correspondence) must be received by the Company before midnight on June 3, 2019. 5

The proxy or distance vote shall only be deemed to be valid if the status as shareholder is confirmed, through verification of the fact that the ownership information and the number of shares provided by each person granting a proxy or voting by means of long-distance communication are the same as the data provided by IBERCLEAR. In the event of a discrepancy between the number of shares reported by the shareholder and the number set forth in the IBERCLEAR file, the number of shares provided by IBERCLEAR shall prevail for purposes of quorum and voting. In the event of co-ownership of shares, the person granting the proxy or casting the vote from a distance shall be deemed to have been appointed to exercise the shareholder rights, if such person is one of the co-owners. b) Rules of priority between proxy-granting and voting by means of long-distance communication and attendance at the General Shareholders’ Meeting. Attendance at the General Shareholders’ Meeting by a shareholder who has previously granted a proxy or voted by means of long-distance communication (whether by electronic means or by postal correspondence) shall render the proxy or the vote null and void. In the event that a shareholder grants several proxies and/or casts several votes (whether by electronic means or by postal correspondence), the action (proxy- granting or voting) taken last shall prevail. If the time when the shareholder granted any of the proxies or cast any of the votes is uncertain, the vote (regardless of the means used to cast it) shall prevail over the proxy-granting. If the shareholder cast several votes in different directions, by electronic or postal means, the vote cast last shall prevail. c) Suspension of electronic systems / Interconnection failures. The Company reserves the right to modify, suspend, cancel or limit electronic voting or proxy-granting mechanisms whenever technical or security reasons require it or make it advisable. If any of such instances occurs, it will be announced on the Company’s corporate website. All of the foregoing is without prejudice to the validity of the proxies already granted, the votes already cast or to shareholders’ attendance and proxy representation rights. The Company shall not be liable for any damage that may be sustained by shareholders as a result of failures, overloads, downtime, failed connections or any other contingency of the same or like nature beyond the Company’s control that prevents the use of electronic proxy-granting or voting mechanisms. Accordingly, such circumstances shall not constitute an unlawful deprivation of shareholders’ rights. d) Other matters. Both proxies granted and votes cast by means of long-distance communication shall be rendered void by the disposal of the shares that the Company becomes aware of. 6

ELECTRONIC SHAREHOLDERS’ FORUM Pursuant to the provisions of Section 539.2 of the Companies Act, on the occasion of the call to meeting and until the General Shareholders’ Meeting is held, Telefónica, S.A. has enabled an Electronic Shareholders’ Forum on the Company’s corporate website (www.telefonica.com), which shall be accessible, with appropriate safeguards, by both individual shareholders and any shareholder associations they may create. Proposed resolutions sought to be submitted as a supplement to the agenda announced in the call to the General Shareholders’ Meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by law, and proxy offers or solicitations. The Forum is not a mechanism for online electronic conversation between the shareholders of Telefónica, S.A. and the voluntary associations they may create or a forum for electronic debate. The Forum is also not a channel for communication between Telefónica, S.A. and its shareholders and the associations they may create. The Forum is provided for the sole purpose of facilitating communications between Telefónica, S.A. shareholders and the voluntary associations they may create, on the occasion of the call to meeting and until the day the General Shareholders’ Meeting is held. Instructions for access to and use of the Forum may be found in the “2019 General Shareholders’ Meeting/Electronic Shareholders’ Forum” section. PARTICIPATION OF A NOTARY AT THE MEETING The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the General Shareholders’ Meeting, pursuant to Section 203 of the Companies Act, read together with Sections 101 and 103 of the Regulations of the Commercial Registry. DATA PROTECTION The personal data (including, as appropriate, image and voice) that the shareholders submit to Telefónica, S.A. for the exercise of their rights to attend, information, grant a proxy for and vote at the General Shareholders’ Meeting, including those provided for such purposes by the entities with which such shareholders maintain their shares on deposit and those obtained through a recording of the General Meeting (i.e., image and voice), will be processed by Telefónica, S.A. in its capacity as data controller, in compliance with Regulation 2016/679 of the European Parliament and of the Council of April 27, 2016 and other applicable legal provisions, in order to manage the development of, compliance with and control over the shareholding relationship and compliance with its legal obligations (including the development, management and control of the exercise of their rights and the forum, and the provision of information 7 relating to their investment in their capacity as shareholders), as well as to manage the call to and holding of the General Shareholders’ Meeting, the proceedings of which may be subject to audiovisual recording and public dissemination by Telefónica, S.A. on the website www.telefónica.com, on social networks and other Internet platforms, as well as by accredited media, in order to allow for the transparency and dissemination of the development of the General Shareholders’ Meeting. The personal data will be provided to the Notary exclusively in connection with preparation of the minutes of the General Shareholders’ Meeting and may be provided to third parties in the exercise of the right to receive information contemplated by law or accessible to the public to the extent that they are manifested during the General Meeting, which may be (totally or partially) the subject of audiovisual recording and public dissemination, as indicated. Processing of personal data is necessary for these purposes and is based on the shareholder relationship and compliance with legal obligations, and in the case of personal data consisting of image and voice, on the existence of a legitimate interest of Telefónica, S.A. in recording and disseminating the development of General Meeting, which interest is recognized by the transparency rules and principles applicable thereto. The data will be kept while such relationship is maintained and, thereafter, for 6 years or for the duration of the statute of limitations period on any legal or contract actions that may be applicable. The rights of access, rectification, objection, erasure, portability, restricted processing and any other rights that may apply under applicable data protection regulations may be exercised by the personal data subject, who must provide proof of their identity for such purpose, by letter sent to the Office of the Shareholder of Telefónica, S.A., Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid, and at the e-mail address accion.telefonica@telefonica.com. In addition, data subjects may submit any claim or request regarding the protection of their personal data to the Data Protection Officer of Telefónica, S.A. at the e-mail address DPO_telefonicasa@telefonica.com, and at the Spanish Data Protection Agency (Agencia Española de Protección de Datos). The shareholder shall be solely responsible for the provision on the forms of data that are false, inaccurate, incomplete or not up to date. If the shareholder includes personal data of other individuals in the documentation, and if a third party attends the General Meeting as a representative of the shareholder, the shareholder must advise them of the details set forth in the preceding paragraphs and comply with any other requirements that may apply for the proper transfer of the personal data to Telefónica, S.A., without the latter having to take any additional action in terms of information or validation vis-à-vis the data subjects. 8

FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S OFFICE OF THE SHAREHOLDER BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY OR BY SENDING AN EMAIL TO accion.telefonica@telefonica.com. Madrid, April 24, 2019 Secretary of the Board of Directors 2019 General Shareholders’ Meeting of Telefónica, S.A. 9

ORDINARY GENERAL SHAREHOLDERS’ MEETING OF TELEFÓNICA S.A. - 2019 - PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING June 6/7, 2019

Telefónica, S.A. Proposal regarding Item I on the Agenda: Individual and consolidated Annual Accounts, consolidated non-financial information and management of the Board of Directors of Telefónica, S.A. during fiscal year 2018. I.1 Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2018. To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the fiscal year ended on December 31, 2018, as finalized by the Board of Directors at its meeting of February 20, 2019. In the Individual Annual Accounts, the Balance Sheet as of December 31, 2018 discloses assets, liabilities and shareholders’ equity in the amount of 85,844 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 3,014 million euros. In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2018 discloses assets, liabilities, and shareholders’ equity in the amount of 114,047 million euros each, and the Income Statement as of the end of the fiscal year shows a profit attributable to the shareholders of the controlling Company in the amount of 3,331 million euros. I.2 Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2018 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year. To approve the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2018 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year. I.3 Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2018. To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2018. * * * ORDINARY GENERAL SHAREHOLDERS’ MEETING 2019 2 of 6

Telefónica, S.A. Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2018. To approve the following Proposed Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2018: To allocate the profits posted by Telefónica, S.A. in fiscal year 2018, in the amount of 3,014,110,852.19 euros, to Voluntary Reserves. * * * ORDINARY GENERAL SHAREHOLDERS’ MEETING 2019 3 of 6

Telefónica, S.A. Proposal regarding Item III on the Agenda: Shareholder compensation. Distribution of dividends with a charge to unrestricted reserves. To approve a distribution of cash dividends with a charge to unrestricted reserves through the payment during 2019 of the fixed amount of 0.40 euro, payable in two tranches, to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution on the following dates of payment: - The first payment of 0.20 euro in cash per share will be made on June 20, 2019 through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR). - The second payment of 0.20 euro in cash per share will be made on December 19, 2019, through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR). * * * ORDINARY GENERAL SHAREHOLDERS’ MEETING 2019 4 of 6

Telefónica, S.A. Proposal regarding Item IV on the Agenda: Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting. To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group. * * * ORDINARY GENERAL SHAREHOLDERS’ MEETING 2019 5 of 6

Telefónica, S.A. Proposal regarding Item V on the Agenda: Consultative vote on the 2018 Annual Report on Directors’ Remuneration. To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2018. It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting. * * * ORDINARY GENERAL SHAREHOLDERS’ MEETING 2019 6 of 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 24, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors